Exhibit 99.7

PRESS RELEASE

TotalEnergies and ENI sign an agreement with Cyprus and Egypt for the export of Cyprus Block 6 gas through Egypt

Paris/Cairo, February 17, 2025 – In the presence of President of Egypt Abdel Fattah El-Sisi and President of Cyprus Níkos Christodoulídis, TotalEnergies and ENI, partners in Cyprus offshore Block 6 (TotalEnergies 50%, ENI 50% operator), have signed today a Host Government Agreement (HGA) with the Arab Republic of Egypt and the Republic of Cyprus related to the development of Block 6 gas resources.

Signed during the Egypt Energy Show (EGYPES) with the Minister of Petroleum and Mineral Resources of the Arab Republic of Egypt, Karim Badawi, and the Minister of Energy, Commerce and Industry of the Republic of Cyprus, George Papanastasiou, this agreement is a key milestone towards the development of the Cronos gas field. Located in Cyprus Block 6, Cronos field was discovered in 2022 and successfully appraised in February 2024.

The agreement provides a framework allowing the Cronos gas to be processed in the existing Zohr facilities offshore Egypt and then liquefied in the Damietta LNG plant in Egypt, for export to European markets.

Following the signature of this agreement, the Block 6 partners will now proceed with the Cronos Development and Production Plan, in close collaboration with Cyprus authorities.

“TotalEnergies is very pleased to be part of the opening of an export route through Egypt for Cyprus gas. This Host Government Agreement represents a major step in valorizing the Cyprus gas through available LNG capacities in Egypt, contributing to Europe energy security by bringing additional LNG volumes.” said Julien Pouget, Senior Vice President Middle East & North Africa, Exploration & Production at TotalEnergies.

In Cyprus, TotalEnergies also has interests in Block 11 (50%, operator), Block 7 (50%, operator), and Block 8 (40%).

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

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